Exhibit 99.1

NEWS RELEASE

Trading Symbol	TSX: SVM
NYSE American: SVM

SILVERCORP INTERSECTS VEIN LM5 WITH 0.91 METRES TRUE WIDTH GRADING
6,455 GRAMS PER TONNE SILVER AND 10 GRAMS PER TONNE GOLD
AT THE LME MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – June 22, 2021 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE American: SVM) is pleased to report results from its 2021 exploration programs at the LME mine. Extensive exploration drilling and tunneling are ongoing at the LME mine, and all other mines at the Ying Mining District, Henan Province, China.

From October 1, 2020 to May 31, 2021, 17,752 metres (“m”) from a total of 113 diamond drill holes, including 98 underground holes and 15 surface holes, were completed at the LME mine. Assay results for 102 holes have been received, with 52 holes intercepting mineralization. Currently, seven rigs are drilling at the LME mine.

Drilling Intersects High-Grade Veins in and outside the Resource Areas

The diamond drilling programs at the LME mine targeted blocks of known silver-lead-zinc veins in the resource areas that were previously missed due to limited drilling or tunneling, changes in the strikes and dips, and/or pinch-swelling of the pay-zones in the veins. Since access tunnels are already in place, any discovered high-grade blocks can quickly be converted to reserves and mined.

The high-grade intercepts for this period are associated with parallel veins LM5, LM5E, LM5E1, LM5E2, M5W, and LM5W2. Other veins include LM4W, LM4W2, LM6 and its parallel veins LM6E, LM6E2, LM6W and LM6W1.

Step-out drilling at the LME mine also hit high-grade silver-lead-zinc mineralization, including veins LM61 and LM66 to the south and vein ML18E to the north. Hole ZKG20AT1704 confirmed that the north-south striking vein T17E at the TLP mine extended southward to the area between the TLP and LME mines. These discoveries confirm the potential of high-grade silver-lead mineralization extending beyond the defined resource area of the LME mine.

Highlights of high-grade intercepts of vein LM5, LM6 and their parallel veins at the LME mine:

  Hole ZKL5202SC intersected a 0.92 m interval (0.91 m true width) of vein LM5 grading 6,455 grams per tonne (“g/t”) silver (“Ag”), 5.28% lead (“Pb”), 1.19% zinc (“Zn”), 10.00 g/t gold (“Au”), and 0.29% copper (“Cu”) at the 498 m elevation;

  Hole ZKL51LM4E204 intersected a 0.76 m interval (0.68 m true width) of vein LM5E grading 1,538 g/t Ag, 5.65% Pb, 1.89% Zn, 0.73 g/t Au, and 0.38% Cu at the 573 m elevation;

  Hole ZKL53LM4E208 intersected a 0.71 m interval (0.65 m true width) of vein LM5W2 grading 1,902 g/t Ag, 1.48% Pb, 0.32% Zn, 0.01 g/t Au, and 0.48% Cu at the 633 m elevation;

  Hole ZKL5801SC intersected a 0.94 m interval (0.53 m true width) of vein LM6E2 grading 3,014 g/t Ag, 5.51% Pb, 0.39% Zn, 0.20 g/t Au, and 0.11% Cu at the 502 m elevation;

  Hole ZKL53LM602 intersected a 0.65 m interval (0.64 m true width) of vein LM6W grading 1,596 g/t Ag, 2.06% Pb, 0.63% Zn, 0.05 g/t Au, and 0.27% Cu at the 680 m elevation; and

  Hole ZKLDB1712 intersected a 1.14 m interval (1.08 m true width) of vein LM61 grading 13.70 g/t Au, 19 g/t Ag, 0.51% Pb, 0.08% Zn, and 0.01% Cu at the 681 m elevation.

In-fill Drilling of Sub-Horizontal Gold Zone LM4E2

During this period, 22 out of the 44 holes targeting the sub-horizontal gold structures of LM4E2 intersected gold mineralization (Table 1).

  Hole ZKL55LM4E203 intersected a 1.16 m interval (0.93 m true width) of vein LM4E2 grading 5.43 g/t Au and 70 g/t Ag at the 581 m elevation.

Table 1: Selected intercepts from the 2021 drill programs at the LME Mine
Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu ( %)	Vein	Ore Type
ZKG20AT1704	91.46	92.16	872	0.70	0.66	389	1.29	1.41	0.05	0.04	T17E	Ag-Pb
ZKL51ALM4E201	23.28	24.03	593	0.75	0.46	5	5.41	0.24	0.10	0.02	LM4W	Ag-Pb
ZKL51ALM4E202	35.07	36.32	620	1.25	0.88	490	0.94	0.59	0.01	0.06	LM6	Ag-Pb
ZKL51ALM4E204	23.19	23.75	638	0.56	0.52	326	0.74	0.21	0.01	0.10	LM6	Ag-Pb
ZKL51ALM4E204	112.87	113.61	581	0.74	0.68	2,148	5.84	2.48	0.38	0.51	LM4E2	Au
ZKL51ALM4E205	19.31	19.83	641	0.52	0.50	635	2.51	0.90	0.03	0.28	LM6W1	Ag-Pb
ZKL51BLM4E201	24.50	25.13	640	0.63	0.51	123	0.28	0.15	0.01	0.09	LM6	Ag-Pb
ZKL51LM4E202	32.06	33.26	626	1.20	0.75	290	0.85	0.32	0.01	0.07	LM6	Ag-Pb
ZKL51LM4E203	23.74	28.83	634	5.09	1.01	104	0.75	0.18	0.01	0.05	LM6	Ag-Pb
ZKL51LM4E204	99.51	102.96	586	3.45	1.02	772	1.84	0.93	0.03	0.24	LM5	Ag-Pb
ZKL51LM4E204	121.16	121.92	573	0.76	0.68	1,538	5.65	1.89	0.73	0.38	LM5E	Ag-Pb
ZKL5201SC	26.42	27.09	489	0.67	0.56	199	0.84	0.29	0.04	0.03	LM5	Ag-Pb
ZKL5201SC	54.73	55.79	475	1.06	0.49	215	1.47	0.39	0.31	0.03	LM5E	Ag-Pb
ZKL5202SC	21.50	22.42	498	0.92	0.91	6,455	5.28	1.19	10.00	0.29	LM5	Ag-Pb
ZKL5202SC	52.83	54.05	489	1.22	1.20	395	0.56	0.04	0.04	0.08	LM5E	Ag-Pb
ZKL5202SC	63.30	63.92	487	0.62	0.92	345	1.30	0.10	0.05	0.04	LM9	Ag-Pb
ZKL5202Y	184.44	185.37	889	0.93	0.72	247	0.37	1.76	0.01	0.04	LM18E1	Ag-Pb
ZKL5203SC	29.80	31.04	475	1.24	0.98	149	0.28	0.09	0.39	0.03	[1]	Ag-Pb
ZKL5204SC	23.36	23.94	485	0.58	0.50	837	3.17	0.14	0.76	0.03	LM5W	Ag-Pb
ZKL52LM6W01	22.76	23.32	541	0.56	0.30	200	0.48	2.05	0.03	0.06	LM6W1	Ag-Pb
ZKL53ALM4E201	62.51	63.60	544	1.09	0.47	14	0.21	0.18	2.13	0.04	LM4E2	Au

ZKL53ALM4E202	72.92	74.02	542	1.10	0.95	14	0.22	0.21	1.22	0.01	LM4E2	Au
ZKL53ALM4E202	79.18	79.79	537	0.61	0.53	1	0.03	0.01	2.66	0.01	LM4	Ag-Pb
ZKL53ALM4E202	281.67	283.34	370	1.67	0.52	204	0.64	0.36	0.46	0.03	LM5	Ag-Pb
ZKL53ALM4E202	314.97	316.25	343	1.28	0.79	138	0.02	0.03	0.01	0.01	LM5E	Ag-Pb
ZKL53ALM4E203	163.55	164.51	510	0.96	0.77	104	0.27	0.46	0.01	0.16	LM5W2	Ag-Pb
ZKL53ALM4E204	89.14	90.64	561	1.50	1.18	26	0.75	0.21	3.23	0.03	LM4E2	Au
ZKL53ALM4E204	157.88	159.62	529	1.74	0.79	177	3.33	2.25	0.06	0.05	LM5W	Ag-Pb
ZKL53ALM4E205	54.15	55.52	565	1.37	1.05	3	0.04	0.02	2.30	0.01	LM4E2	Au
ZKL53ALM4E207	82.72	83.55	571	0.83	0.65	2	0.04	0.00	2.50	0.01	LM4E2	Au
ZKL53LM4E202	97.77	99.08	544	1.31	0.98	12	0.16	0.05	1.40	0.03	LM4E2	Au
ZKL53LM4E202	132.69	134.22	523	1.53	1.14	2	0.02	0.01	1.62	0.01	LM6	Ag-Pb
ZKL53LM4E208	29.52	30.23	633	0.71	0.65	1,902	1.48	0.32	0.01	0.48	LM5W2	Ag-Pb
ZKL53LM602	23.73	24.84	696	1.11	1.09	341	0.16	0.13	0.05	0.35	LM4W	Ag-Pb
ZKL53LM602	41.6	44.04	690	2.44	2.39	118	0.73	0.31	0.05	0.02	LM4	Ag-Pb
ZKL53LM602	73.36	74.01	680	0.65	0.64	1,596	2.06	0.63	0.05	0.27	LM6W	Ag-Pb
ZKL53LM603	64.54	65.38	645	0.84	0.74	718	0.41	0.43	0.00	0.10	LM4	Ag-Pb
ZKL53LM603	108.98	110.56	604	1.58	1.38	432	0.92	0.38	0.00	0.04	LM6W	Ag-Pb
ZKL53LM603	179.78	180.31	540	0.53	0.47	165	0.23	0.06	0.03	0.01	LM5W2	Ag-Pb
ZKL5403SC	4.12	8.19	499	4.07	2.90	280	0.45	0.23	0.28	0.02	LM6E2	Ag-Pb
ZKL5403SC	129.98	130.76	388	0.78	0.56	696	6.53	0.97	0.00	0.28	LM5E2	Ag-Pb
including	7.59	8.19	496	0.60	0.47	1,238	2.04	0.82	1.24	0.06	LM6E2	Ag-Pb
ZKL5404SC	44.52	45.39	477	0.87	0.76	239	0.24	0.11	0.05	0.02	LM5W	Ag-Pb
ZKL54ALM6W01	2.95	3.38	552	0.43	0.30	454	1.44	0.14	0.15	0.05	LM6	Ag-Pb
ZKL54ALM6W01	38.78	40.26	541	1.48	0.53	256	0.14	0.16	0.06	0.07	LM6W	Ag-Pb
ZKL54ALM6W01	129.54	130.08	511	0.54	0.39	29	0.08	0.05	1.59	0.01	LM4W2	Ag-Pb
ZKL55ALM4E203	38.41	39.04	570	0.63	0.45	186	1.40	0.20	0.83	0.52	LM4E2	Au
ZKL55ALM4E204	28.84	29.73	583	0.89	0.78	65	0.47	0.48	1.41	0.03	LM6W	Ag-Pb
ZKL55ALM4E204	33.78	35.77	579	1.99	0.88	9	0.16	0.12	1.73	0.01	LM6	Ag-Pb
ZKL55ALM4E204	50.26	51.65	568	1.39	1.22	154	0.83	0.63	0.24	0.03	LM6E	Ag-Pb
ZKL55ALM4E205	27.18	29.25	591	2.07	0.83	24	0.18	0.12	1.17	0.02	LM4E2	Au
ZKL55ALM4E205	50.88	51.42	581	0.54	0.43	828	0.53	0.23	0.04	0.06	LM6E	Ag-Pb
ZKL55ALM4E207	76.91	77.88	593	0.97	0.58	108	0.32	0.25	1.28	0.02	LM4E2	Au
ZKL55LM4E201	65.09	69.39	559	4.30	1.03	14	0.34	0.19	2.05	0.02	LM4E2	Au
ZKL55LM4E202	84.70	85.92	565	1.22	1.00	27	0.67	0.21	1.98	0.02	LM4E2	Au
ZKL55LM4E203	26.44	27.60	581	1.16	0.93	70	0.57	0.26	5.43	0.02	LM4E2	Au
ZKL55LM4E203	78.30	79.10	539	0.80	0.63	2	0.35	0.00	1.51	0.01	LM5W2	Ag-Pb
ZKL55LM4E204	47.45	48.49	578	1.04	0.98	16	0.09	0.27	2.22	0.01	LM4E2	Au
ZKL5601Y	297.12	298.02	811	0.90	0.83	177	1.56	0.48	0.04	0.01	LM3_1	Ag-Pb
ZKL5602Y	126.54	127.73	897	1.19	1.00	103	4.17	0.60	0.05	0.06	LM18E1	Ag-Pb
ZKL5602Y	152.39	153.64	893	1.25	1.05	37	3.74	0.39	0.05	0.05	LM2_1	Ag-Pb
ZKL57LM4E201	65.15	66.23	554	1.08	0.83	5	0.25	0.03	2.00	0.03	LM4E2	Au
ZKL57LM4E204	46.03	47.56	585	1.53	0.91	14	0.30	0.36	1.20	0.02	LM4E2	Au
ZKL57LM4E206	75.18	80.32	594	5.14	0.61	321	1.91	0.89	0.16	0.04	LM4E2	Au
ZKL57LM601	89.62	90.96	807	1.34	1.32	311	0.73	0.31	0.05	0.05	LM6	Ag-Pb
ZKL57LM601	120.89	123.60	794	2.71	2.67	143	2.42	0.08	0.05	0.02	LM5	Ag-Pb
ZKL5801SC	4.9	5.84	502	0.94	0.53	3,014	5.51	0.39	0.20	0.11	LM6E2	Ag-Pb
ZKL5802SC	5.53	6.5	500	0.97	0.81	328	0.32	0.10	0.05	0.05	LM6E2	Ag-Pb
ZKL58ALM6E201	129.67	130.52	522	0.85	0.79	210	0.22	0.25	0.10	0.04	LM6E2	Ag-Pb
ZKL58ALM6E201	190.78	192.56	484	1.78	1.64	88	1.40	0.46	0.07	0.06	LM5E1	Ag-Pb
ZKL61B01	80.70	81.55	590	0.85	0.31	38	0.10	0.23	1.59	0.01	LM4E2	Au
ZKL61E02	33.61	34.98	625	1.37	1.36	85	1.54	0.39	2.16	0.04	LM4E2	Au
ZKL63ALM4E205	41.74	43.29	634	1.55	0.71	149	1.45	0.96	4.23	0.60	LM5	Ag-Pb
ZKL63ALM4E205	76.36	78.66	618	2.30	0.54	60	0.70	0.14	0.91	0.01	LM4E2	Au
ZKL63LM4E206	39.03	40.11	633	1.08	0.74	2	0.04	0.02	1.95	0.01	LM4E2	Au
ZKL64Y09	49.20	49.74	806	0.54	0.47	18	3.35	0.19	0.05	0.01	LM2_2	Ag-Pb
ZKL64Y10	36.31	36.81	826	0.50	0.43	19	3.30	0.15	0.01	0.01	LM2E	Ag-Pb
ZKL64Y11	31.34	31.83	830	0.49	0.40	13	4.46	0.08	0.01	0.01	LM2E	Ag-Pb
ZKL68Y01	107.42	107.92	726	0.50	0.38	392	2.31	0.21	0.03	0.02	LM6	Ag-Pb
ZKLDB1712	238.15	239.29	681	1.14	1.08	19	0.51	0.08	13.70	0.01	LM61	Au
ZKLDB51LM4E202	0.89	2.00	902	1.11	1.10	156	0.12	0.06	0.01	0.09	LM66	Ag-Pb
ZKLDB56ALM4W01	264.50	265.30	952	0.80	0.79	397	0.58	0.12	0.10	0.04	LM4W	Ag-Pb

ZKLDB57ALM503	380.87	382.80	691	1.93	1.81	2 0.01	0.01	2.01	0.01	LM4E2	Au
[1] No vein id assigned

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and the Analytical Lab of the Inner Mongolia Geological Exploration Bureau in Hohhot, Inner Mongolia, China. All the three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1 mm and then split to a 200-300 g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (“AAS”), and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2 m to more than 1 m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200 g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1 mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (“QA/QC”) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (“CRMs”), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias. Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2020 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms “proven mineral reserve”, “probable mineral reserve” and “mineral reserves” used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the “CIM Definition Standards”), which definitions have been adopted by NI 43-101. Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, “Inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to corresponding definitions under the CIM Definition Standards. During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be “substantially similar” to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.